ANNUAL MEETING OF SHAREHOLDERS
On February 13, 2012, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Net assets voted 'For'       Judith Johnson     $369,448,988
Net assets voted 'Withhold'                     $ 10,329,682
Net assets voted 'For'       Leroy Keith, Jr.   $369,380,837
Net assets voted 'Withhold'                     $ 10,397,833
Net assets voted 'For'       Donald C. Willeke  $369,314,229
Net assets voted 'Withhold'                     $ 10,464,441